

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail

Richard E. Herrington
President and Chief Executive Officer
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064

> **Re: Franklin Financial Network, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 8, 2014**
> **File No. 333-193951**

Dear Mr. Herrington:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Preliminary Estimated Acquisition Consideration, page 18

1. We note your expanded general disclosure in response to comment number ten of our letter dated March 13, 2014 and reiterate our prior comment to specifically provide a sensitivity analysis for a range of possible outcomes based on percentage increases in the recent stock price.

Note 4 – Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, pages 19-22

2. We note your expanded disclosure now appearing in Note 4 in response to comment number fourteen of our letter dated March 13, 2014 with regard to the estimated transaction costs in the amount of $1,800. Direct incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either FNN or MidSouth should be reflected in the balance sheet. In this regard, transaction costs should be reflected as an addition to payables and other liabilities. If transaction costs have been reflected in the historical financial statements of either FNN or MidSouth an adjustment should be made to remove these costs from the pro forma income statements (as a nonrecurring charge directly related to the transaction). Please revise the unaudited pro forma combined consolidated financial information and related notes, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at 202-551-3695 or me at 202-551-3752, if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services